Exhibit 12.1

Matrix Service Company

Ratio of Earnings to Fixed Charges

	In Thousands
	Nine Months Ended February 29, 2004	2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	6.93	9.31	9.89	10.02	10.38	*

Earnings:

Pre-tax income from continuing operations	$15,518	$12,890	$9,488	$7,060	$7,196	$(12,612)

Plus: Fixed Charges	2,595	1,773	1,027	782	767	1,295

Plus: Amortization of Capitalized Interest	15	9	1

Plus: Distributed Earnings of Equity Investees	701	2,749	—	—	—	—

Less: Interest Capitalized	—	(274)	(364)	(4)	—	—

Less: Equity Earnings	(857)	(644)	—	—	—	—

Total	$17,972	$16,503	$10,152	$7,838	$7,963	$(11,317)

Fixed Charges:

Interest Expensed	$2,029	$990	$255	$407	$368	$969

Interest Capitalized	—	274	364	4	—	—

Amortized premiums, discounts and capitalized expenses related to indebtedness	120	57	31	26	21	21

Estimated interest within rental expense	446	452	377	345	378	305

Total	$2,595	$1,773	$1,027	$782	$767	$1,295

*	Earnings were inadequate to cover fixed charges by $12,612,000.